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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                             ----------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                      VWR SCIENTIFIC PRODUCTS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                      VWR SCIENTIFIC PRODUCTS CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                             ----------------------

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  918435-10-8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ----------------------

                                DAVID M. BRONSON
                      SENIOR VICE PRESIDENT AND SECRETARY
                      VWR SCIENTIFIC PRODUCTS CORPORATION
                              1310 GOSHEN PARKWAY
                        WEST CHESTER, PENNSYLVANIA 19380
                                 (610) 431-1700

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                             ----------------------

                                    Copy to:

                                 THOMAS E. WOOD
                           DRINKER BIDDLE & REATH LLP
                                   SUITE 300
                              1000 WESTLAKES DRIVE
                           BERWYN, PENNSYLVANIA 19312
                                 (610) 993-2200

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is VWR Scientific Products Corporation, a Pennsylvania corporation (the "Company"), and the address of the principal executive offices of the Company is 1310 Goshen Parkway, West Chester, Pennsylvania 19380.

     The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $1.00 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Schedule relates to the Company's recommendation in connection with the tender offer by EM Subsidiary, Inc., a Pennsylvania corporation ("Purchaser"), a wholly-owned, direct subsidiary of EM Laboratories, Incorporated, a New York corporation ("Parent"), to purchase all outstanding Shares of the Company at a price of $37.00 per Share (the "Offer Price") net to the tendering shareholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on June 14, 1999. The principal executive offices of Purchaser and Parent are located at 7 Skyline Drive, Hawthorne, New York 10532. Purchaser and Parent are indirect subsidiaries of Merck KGaA, Darmstadt, Germany ("Merck KGaA"). Purchaser may, at any time, transfer or assign to one or more corporations controlling, controlled by, or under common control with Parent or Purchaser the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer.

     The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated June 8, 1999 (the "Merger Agreement"), by and among the Company, Purchaser and Parent. The Merger Agreement provides, among other things, that upon the terms and subject to the conditions contained therein, and in accordance with the Pennsylvania Business Corporation Law (the "PBCL"), as promptly as practicable after the satisfaction or waiver of the conditions contained therein, and the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in the Merger (the "Surviving Corporation") as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share not tendered in the Offer (other than Shares held by the Company, Parent or any subsidiary of Company or Parent, and Shares held by shareholders who properly exercise their dissenters' rights under the PBCL), will be converted into the right to receive the Offer Price (the "Merger Consideration"), without interest thereon.

     Parent together with its affiliates is currently the beneficial owner of 15,538,784 Shares, representing approximately 49.89 % of the Shares that were issued and outstanding at the close of business on June 8, 1999. Two Directors of the Company (one of whom is the Company's President), who are beneficial owners of approximately 2.5% of the issued and outstanding Shares, have entered into an agreement (the "Shareholder Agreement") with Parent and Purchaser pursuant to which they have agreed to tender their Shares in the Offer.

     The Merger Agreement and the Shareholder Agreement are fully described below in Item 3. Copies of both agreements are filed as Exhibits hereto and are incorporated herein by reference in their entirety.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) Identity

          The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Contracts

          Except as otherwise described in this Schedule 14D-9 or in the exhibits hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or
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     understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

RELATIONSHIP WITH MERCK KGaA

     On February 27, 1995, EM Industries, Incorporated, a New York corporation that owns 100% of the capital stock of Parent ("EM Industries"), and the Company entered into a Common Share and Warrant Purchase Agreement pursuant to which EM Industries purchased 1,818,181 authorized but previously unissued Shares, together with a warrant entitling EM Industries to acquire additional Shares (the "Warrant"). EM Industries and the Company also entered into a Standstill Agreement, dated as of February 27, 1995, pursuant to which EM Industries and its affiliates were given the right to maintain a 20.1% interest in the Company. Pursuant to an Assignment and Assumption Agreement, dated April 13, 1995, EM Industries assigned its rights under the Common Share and Warrant Purchase Agreement to Parent. Parent acquired approximately 20.1% of the then issued and outstanding Shares.

     On May 24, 1995, EM Industries and the Company entered into a Common Share and Debenture Purchase Agreement pursuant to which the Company agreed to issue and sell to EM Industries an aggregate of 6,832,797 authorized but unissued Shares at a purchase price of $12.44 per Share and a subordinated debenture in the principal amount of $135,000,000 (the "Debenture"). EM Industries also agreed to exercise the Warrant in full. EM Industries assigned its rights under the Common Share and Debenture Purchase Agreement to Parent pursuant to an Assignment and Assumption Agreement dated June 16, 1995. The closing under the Common Share and Debenture Purchase Agreement occurred on September 15, 1995, at which time Parent's ownership of Shares increased to an aggregate 9,617,993 Shares, representing approximately 46.5% of the then issued and outstanding Shares. During the first year of the Debenture, interest on the principal amount thereof was paid in the form of the aggregate number of Shares equivalent to the dollar value of the interest due and payable on each interest payment date, at an issue price deemed to be $12.44 per share (the "Debenture Shares") until such time as the Company issued the aggregate number of Debenture Shares needed to increase the total number of Shares held by Parent and its affiliates to 49.89% of the total issued and outstanding Shares on such date.

     The Standstill Agreement was amended on September 15, 1995 to give Parent and its affiliates the right to maintain a 49.89% interest in the Company in the event the Company issues additional Shares.

     In conjunction with the Company's public offering in 1997, Parent and an affiliate purchased 3,011,719 Shares, for an aggregate cash purchase price of approximately $68.5 million, in order to maintain their 49.89% beneficial ownership. In addition, Parent purchased 52,163 Shares in 1997 in order to maintain 49.89% beneficial ownership as a result of the Company's issuance of Shares under its stock incentive plans at prices ranging from $7.79 to $13.25. In 1998, Parent and an affiliate purchased 239,599 Shares in order to maintain their 49.89% beneficial ownership as a result of the Company's issuance of Shares under its stock incentive plans at prices ranging from $7.79 to $18.75. The Shares sold to Parent and an affiliate in 1997 and 1998 were not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption afforded by Section 4(2) of the Securities Act.

     As the result of the transactions described above, on the date of this Offer to Purchase, Parent, together with its affiliates, is the beneficial owner of 15,538,784 Shares, representing approximately 49.89% of the issued and outstanding Shares.

     Pursuant to the Standstill Agreement, the Company is required annually to cause representatives of Parent and its affiliates to be nominated for election to the Company's Board of Directors so as to provide Parent and its affiliates with Board representation, rounded down to the next whole number, that is commensurate with the proportion of Shares owned by Parent and its affiliates. Parent and its affiliates are also entitled to be represented on any committee of the Company's Board of Directors. Five of the eleven members of the current Board of Directors of the Company are representatives of Parent and its affiliates (collectively, the "Affiliated Directors"). The directors who are not Affiliated Directors are referred to herein as the "Unaffiliated Directors".
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     The Standstill Agreement provides that Parent and its affiliates have the right to acquire additional Shares to increase its percentage ownership only by means of a tender offer commenced on or after April 13, 1999, subject to certain conditions specified therein. The Standstill Agreement provides that Parent and its affiliates shall not commence such tender offer unless acceptance of such offer shall have been recommended to the Company's shareholders by a majority vote of the Unaffiliated Directors, and the acquisition of the tendered Shares may not close unless all of the following requirements have been satisfied: (i) such tender offer shall have been made to all holders of Shares; (ii) the purchaser shall offer to purchase for cash all Shares tendered; and (iii) such offer shall have been accepted by shareholders owning not less than a majority of the outstanding Shares. With respect to calculating whether a tender offer has been accepted by shareholders owning a majority of the outstanding Shares, Shares beneficially owned by Parent and its affiliates are to be excluded from the outstanding Shares.

     Affiliates of Merck KGaA have been suppliers of chemicals and other products to the Company for over 15 years. During 1998, in the ordinary course of the Company's business, the Company purchased $44 million of products from affiliates of Merck KGaA.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy or form of which has been filed with the Commission as an exhibit to this Schedule. Defined terms used herein and not defined herein will have the respective meanings assigned to those terms in the Merger Agreement.

     The Merger Agreement provides that upon the terms and subject to the conditions thereof, and in accordance with the PBCL, Purchaser will be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will succeed to and assume all the rights and obligations of Purchaser and the Company in accordance with the PBCL.

     The Offer. The Merger Agreement provides that, so long as the Merger Agreement has not been terminated pursuant to its terms, and subject to the terms of the Merger Agreement, as promptly as practicable but in no event later than five business days after the date of the public announcement by Parent and the Company of the Merger Agreement, Purchaser will, and Parent will cause Purchaser to, commence the Offer. In the Merger Agreement, Parent and Purchaser agree that Purchaser will not terminate the Offer between scheduled expiration dates (except in the event that the Merger Agreement is terminated) and that, in the event that Purchaser would otherwise be entitled to terminate the Offer at any scheduled expiration date due to the failure of one or more of the Offer Conditions, unless the Merger Agreement has been terminated, Purchaser will, and Parent will cause Purchaser to, extend the Offer until such date as the Offer Conditions have been satisfied or such later date as required by applicable law; provided, however, that Purchaser is not required to extend the Offer beyond December 31, 1999 (the "Outside Date"). Purchaser may, at any time, transfer or assign to one or more corporations directly or indirectly wholly-owned by Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment.

     Conditions to Consummation of the Offer. Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer (whether or not any Shares have been theretofore purchased or paid for pursuant to the Offer) (A) unless the following conditions have been satisfied: (i) there are be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represents a majority of the total number of outstanding Shares, excluding any Shares held by Parent, Purchaser or any affiliate thereof (the "Minimum Condition") and (ii) any applicable waiting period

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under the HSR Act or any similar applicable foreign law, including but not limited to the requirements of the German federal antitrust supervisory authority (Bundeskartelamt), have expired or been terminated prior to the expiration of the Offer and the required approval of any governmental entity for the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement have been obtained or (B) if at any time after the date of the Merger Agreement and before the time of payment for any such Shares (whether or not any Shares have previously been accepted for payment or paid for pursuant to the Offer), any of the following events occur and be continuing:

          (a) there have been threatened or pending by any governmental entity any suit, action or proceeding (i) challenging the acquisition by Parent or Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreement or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreement, (iii) seeking to impose limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any respect any portion of the business or operations of the Company or its subsidiaries or (v) which otherwise is reasonably likely to have a material adverse effect on the business, properties, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole;

          (b) there is enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any governmental entity any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) the Unaffiliated Directors, or any committee designated thereby, have withdrawn, or modified or changed (including by amendment of this Schedule 14D-9) their recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended a Takeover Proposal, or have resolved to do so;

          (d) it has been publicly disclosed or Parent or Purchaser has otherwise learned that any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, have acquired beneficial ownership (determined pursuant to Rule 13d-3 under the Exchange Act) of more than 20% of the Shares through the acquisition of stock, the formation of a group or otherwise, or have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of the Shares;

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to the materiality limitations contained herein) are not true and correct in any respect as of the date of consummation of the Offer as though made on and as of such date (except for representations and warranties made as of a specified date, which are not true and correct as of the specified date), except for any breach or breaches which, in the aggregate, would not have a material adverse effect on the Company;

          (f) the Company has failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;
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          (g) there has occurred any event that, individually or when considered together with any other matter, has had or is reasonably likely in the future to have a material adverse effect on the Company;

          (h) there has occurred (i) any general suspension of, or limitation on prices (other than suspensions or limitations triggered by price fluctuations on a trading day) for, trading in securities on any national securities exchange or the over-the-counter market in the United States of America or the Federal Republic of Germany, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States of America or in the Federal Republic of Germany, (iii) any material limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national calamity directly or indirectly involving the United States of America or the Federal Republic of Germany and Parent has determined that there is a reasonable likelihood that such event may be of materially adverse significance to it or the Company, or (v) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

          (i) any applicable waiting period under Section 721 of Title VII of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 and Section 837 of the National Defense Authority Act for Fiscal Year 1993 (the "Exon-Florio Provisions") have not expired, (b) the Committee on Foreign Investment in the United States ("CFIUS") have initiated an investigation of the transactions contemplated under the Merger Agreement, or (c) if CFIUS initiates an investigation, the applicable waiting period under the Exon-Florio Provisions relating to such investigation has expired, or such investigation has been completed and the President has announced a decision to take action pursuant to the Exon-Florio Provisions before the expiration of the period ending on the 15th day (or if such day is not a business day, the next business day) following the completion of such investigation, which has a substantial likelihood of resulting, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph
     (a) above or such 15 day waiting period have not expired; or

          (j) the Merger Agreement has been terminated in accordance with its terms.

     Except for the Minimum Condition, which may not be waived by Parent or Purchaser without the consent of the Company, the foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

     Recommendation. In the Merger Agreement, the Company represents and warrants that the Company's Board of Directors, at a meeting duly called and held, duly adopted (by unanimous vote, with the Affiliated Directors not participating) resolutions approving the Offer, the Merger Agreement, the Merger and the Shareholder Agreement, determining that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders, other than the Parent and its affiliates, and recommending that the Company's shareholders accept the Offer and approve and adopt the Merger Agreement and the Merger. The only vote of holders of any class or series of the Company's capital stock required to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, is the affirmative vote of a majority of the votes cast by all holders of the Shares present in person or by proxy at a duly convened meeting of shareholders, and if Section 1924(b)(1)(ii) of the PBCL is applicable to the Merger, no such vote will be required (see "Shareholder Vote Required to Approve this Merger", below). No other state takeover or control share statute or similar statute or regulation applies or purports to apply to the Offer, the Merger, the Shareholder Agreement or any of the transactions contemplated by the Merger Agreement or the Shareholder Agreement.

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     The Merger Agreement provides that if any "fair price" or "control share acquisition" statute or other similar statute or regulation becomes applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors will use all reasonable efforts to grant or obtain such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by the Merger Agreement.

     Each of the Unaffiliated Directors has indicated to the Company that he intends to tender and sell his Shares in response to the Offer, except that Unaffiliated Directors whose sales of their Shares in response to the Offer might result in liability under Section 16(b) of the Exchange Act intend that if they do not tender and sell their Shares in response to the Offer, they will vote their Shares in favor of the Merger.

     The Shares. At the Effective Time (a) each Share that is not automatically cancelled as described in clause (b) of this paragraph or does not become the right to receive fair value as described in clause (c) of this paragraph will become the right to receive $37.00 in cash, without interest or dividends, (b) each Share owned by Parent, Purchaser or any other subsidiary of Parent, and each Share owned by the Company or any subsidiary of the Company, will be automatically cancelled and no consideration will be delivered in exchange for any such Shares, and (c) each Share held by a person who has not voted in favor of or consented to the Merger and complies in all respect with Sections 1930 and 1575 through 1580 of the PBCL will become the right to receive payment of the fair value of such Shares in accordance with Sections 1930 and 1575 through 1580 of the PBCL.

     Stock of Purchaser. At the Effective Time, each share of common stock of Purchaser that is outstanding immediately before the Effective Time will be converted into and become one share of common stock of the Surviving Corporation ("Surviving Corporation Common Stock"). Therefore, the Parent, as the sole stockholder of Purchaser, will become the sole stockholder of the Company.

     Company Options. Pursuant to the Merger Agreement, in connection with the consummation of the Offer, either (i) all outstanding options to purchase Shares under the Company's stock option plans (whether or not vested on the date of the Merger Agreement) will be cancelled and the holders of such options will be entitled upon the consummation of the Offer to receive from Purchaser cash in an amount equal to the excess, if any, of the Offer Price over the exercise price per share, or (ii) the Company will take all such steps as will be necessary to achieve substantially the same result as described above. Options otherwise unexercisable prior to the expiration of the Offer will be accelerated to enable the holders thereof to participate in the Offer.

     Articles, By-Laws, Directors and Officers. The Merger Agreement provides that the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The By-laws of the Company will be amended as of the Effective Time to read in their entirety as the By-laws of Purchaser, as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein, by the Articles of Incorporation of the Surviving Corporation or by applicable law. The directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, until the next annual meeting of shareholders of the Surviving Corporation (or the earlier of their resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be.

     Shareholder Vote Required to Approve the Merger. If the approval of the Company's shareholders of the Merger Agreement and the Merger is required by law, the Merger Agreement requires that (a) the Company will, at Parent's request, as soon as practicable following the expiration of the Offer in accordance with the terms of the Merger Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") for the purpose of obtaining such approval, and (b) the Company will, through its Board of Directors (but subject to the right of the Company's Unaffiliated Directors to withdraw or modify its approval or recommendation of the Offer, the Merger and the Agreement as set forth
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

in the Merger Agreement), recommend to its shareholders that the shareholders approve the Merger. At such meeting, the affirmative vote of a majority of the votes cast by all holders of the Shares present in person or by proxy will be necessary to adopt the Merger Agreement and the transaction contemplated thereby, including the Merger.

     Under the PBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the then-outstanding Shares, Purchaser's Board of Directors will be able to effect a "short-form merger." Pursuant to the Merger Agreement, Purchaser may extend the Offer under certain circumstances in the event that the number of Shares validly tendered and not withdrawn, when taken together with the Shares held by Parent and its affiliates, does not constitute at least 80% of the then issued and outstanding Shares. If Purchaser or any other Subsidiary of Parent acquires 80% or more of the then outstanding Shares, the parties have agreed, at the request of Parent, to take all necessary and appropriate actions to cause the Merger to become effective in accordance with Section 1924(b)(1)(ii) of the PBCL, as promptly as practicable after such acquisition without a meeting of the Shareholders of the Company, including, without limitation, adoption by the board of directors of Purchaser of a short-form plan of merger in accordance with the PBCL and consistent with the terms of the Merger. If Purchaser or any other Subsidiary of Parent does not acquire at least 80% of the then issued and outstanding Shares pursuant to the Offer or otherwise, a vote of the Company's shareholders will be required under the PBCL to effect the Merger and a significantly longer period of time will be required to effect the Merger.

     Interim Operations. The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the Effective Time or such time as Parent's and Purchaser's designees constitute a majority of the Company's Board of Directors, the Company will, and will cause each of its subsidiaries to, in all material respects, except as contemplated by the Merger Agreement, carry on its business in the ordinary course as previously conducted and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that goodwill and ongoing businesses be unimpaired at the Effective Time. In addition, except as otherwise contemplated by the Merger Agreement, during such period, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent (which consent will not be unreasonably withheld or delayed):

          (a) amend or propose to amend its Articles of Incorporation or By-laws (or comparable governing instruments) or change the number of directors constituting the entire Board of Directors of the Company or the Board of Directors of any of the Company's subsidiaries;

          (b) authorize for issuance, issue, deliver, grant, sell, pledge, or otherwise dispose of or propose to issue, deliver, grant, sell, pledge or otherwise dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of the Company's subsidiaries including, but not limited to, stock appreciation rights, phantom stock, any securities convertible into or exchangeable for shares of stock of any class of the Company or any of the its subsidiaries other than the issuance of Shares upon the exercise of stock options of the Company granted prior to the date of the Merger Agreement;

          (c) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock, securities or other property or any combination thereof) in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any shares of its capital stock or other securities;

          (d) (i) except in the ordinary course of business consistent with past practice, (1) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person or (2) make any loans, advances or capital contributions to, or investments in, any other person (other than to one of its subsidiaries); (ii) acquire the stock or the assets of, or merge or consolidate with, any other person; (iii) voluntarily incur any liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; or (iv) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed of the Company and its subsidiaries other than sales of products in the ordinary course of business and in a manner consistent with past practice; (v) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than in the ordinary course of business consistent with past practice); (vi) enter into any contract or agreement, other than in the ordinary course of business consistent with past practice, or amend, alter or terminate any contract that is material to the Company; or (vii) authorize any capital expenditure except in compliance with procedures heretofore established by resolutions only adopted by the Board of Directors of the Company;

          (e) increase in any manner the compensation of any of its directors, officers or employees or (other than in the ordinary course of business consistent with past practice) enter into, establish, amend or terminate any benefit plan, employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of the Merger Agreement and disclosed to Parent prior to the execution of the Merger Agreement;

          (f) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

          (g) make any material tax election, settle or compromise any material federal, state, local or foreign tax liability, or waive any statute of limitations for any tax claim or assessment;

          (h) settle or compromise any material pending or threatened suit, action or claim;

          (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

          (j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice and (ii) of liabilities required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date hereof or entered into in accordance with the terms of the Merger Agreement;

          (k) permit any insurance policy naming the Company or any of its subsidiaries as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; or

          (l) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described above or take or omit to take any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue and incorrect in any material respect as of the date when made if such action had then been taken or omitted, or would result in any of the Offer Conditions or the conditions set forth in the Merger Agreement not being satisfied.

     Employees. In the Merger Agreement, Parent agreed that for at least the one year period following the consummation of the Offer, all persons who, as of the date of the Merger Agreement, were employees of the Company or any of its Subsidiaries and who are involuntarily terminated by the Company will be entitled to receive severance pay and benefits equal to the severance pay and benefits provided for in the Company's severance pay plan.

     No Solicitation. In the Merger Agreement the Company has agreed that it will not, nor will it permit any of its subsidiaries to, nor will it permit any of its executive officers, directors, authorized representatives or authorized agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) except as expressly permitted as described in the immediately succeeding paragraph, participate in any discussions or negotiations regarding any Takeover Proposal. For purposes of the Merger Agreement, "Takeover Proposal" means (x) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of any of the assets of the Company or its subsidiaries (other than the purchase of inventory or other assets in the ordinary course of business) or any of the Shares then outstanding, any tender offer or exchange offer for any of the Shares then outstanding, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement or (y) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the Offer and/or the Merger or which would reasonably be expected to dilute the benefits to Parent of the transactions contemplated by the Merger Agreement and the Shareholders Agreement.

     The Merger Agreement provides that neither the Unaffiliated Directors nor any committee designated thereby may (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by Unaffiliated Directors or such committee of the Offer, the Merger or the Merger Agreement (or any transaction contemplated thereby); provided, that the Unaffiliated Directors may, (A) in response to any Takeover Proposal, suspend such recommendation for a period of up to 24 hours pending the analysis by the Unaffiliated Directors of such Takeover Proposal, which analysis may include to the extent necessary discussions with a person making such Takeover Proposal regarding same, or (B) at any time prior to the consummation of the Offer, modify or withdraw such recommendation, but only if the Unaffiliated Directors determine in good faith, based on a written opinion of Drinker Biddle & Reath LLP that it would be a breach of its fiduciary duties not to so modify or withdraw such recommendations, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal.

     The Merger Agreement provides that in the event of a withdrawal by the Company's Board of Directors of its recommendation, the Purchaser must terminate the Offer and any party may terminate the Merger Agreement.

     Indemnification; Exculpation and Insurance. The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the present or former directors, officers or employees of the Company as provided in the Company's Articles of Incorporation or By-laws or pursuant to agreements existing on the date of the Merger Agreement will be assumed by the Surviving Corporation, and Parent will cause the Surviving Corporation to honor such obligations in accordance with the terms thereof, without further action, as of the Effective Time, and such rights will continue in full force and effort in accordance with their respective terms. Such rights, and the Surviving Corporation's and Parent's related obligations, will apply in all respects to the present or former directors, officers and employees of each of the Company's subsidiaries as though such directors, officers and employees were entitled to indemnification rights pursuant to the Company's Articles of Incorporation or By-laws as in effect on the date of the Merger Agreement or pursuant to such agreements, as the case may be. In addition, from and after the Effective Time, directors and officers of the Company who become or remain directors or officers of Parent will be entitled to the same indemnity rights and protections (including those provided by directors' and officers' liability insurance) as are afforded to other directors and officers of Parent.

     The Merger Agreement also provides that Parent will, and will cause the Surviving Corporation or one of its affiliates to, maintain in effect for six years after the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and the Company's subsidiaries on the date of the Merger Agreement (and having coverage and containing terms and conditions which in the aggregate are not less advantageous to the persons presently covered by such policies as insured) with respect to claims arising from any actual or alleged wrongful act or omission occurring at or prior to the Effective Time for which a claim has not been made against any director or officer of the Company or any director or officer of the Company Subsidiaries prior to the Effective Time.

     Conditions to Consummation of the Merger. The Merger Agreement provides that the respective obligations of the Company, Parent and Purchaser to effect the Merger are subject to the satisfaction or waiver of the following conditions: (a) subject to the satisfaction, or waiver by Purchaser, of all of the Offer Conditions (it being understood that pursuant to the Merger Agreement Purchaser may not waive the Minimum Condition without the prior written consent of the Company), Purchaser has accepted for payment all Shares validly tendered in the Offer and not withdrawn, provided that neither Parent nor Purchaser may invoke this condition if Purchaser fails to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer; (b) if required by applicable law or the constituent documents of the Company, Parent or Purchaser, the Merger and Merger Agreement have been approved at or prior to the Effective Time by the requisite vote of the shareholders of the Company in accordance with the PBCL and the Company's Articles of Incorporation and By-laws; (c) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction have been enacted, entered, promulgated or enforced by any court or other governmental entity that temporarily, preliminarily or permanently prohibits or prevents the consummation of the Merger and that has not been vacated, dismissed or withdrawn prior to the Effective Time; and (d) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any similar foreign laws have been terminated or have expired and all consents necessary for the consummation of the Merger have been obtained.

     In addition, the obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver of the conditions (which may be waived in whole or in part by Parent) that the Company has performed in all material respects all obligations required to be performed by the Company under the Merger Agreement at or before the earlier of (x) such time as Parent's or Purchaser's designees constitute a majority of the Company's Board of Directors and (y) the Effective Time; provided that no failure by the Company to have so performed any such obligation will constitute a failure of satisfaction of the foregoing condition where the Company's failure of performance was caused by Parent.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, capitalization, public filings, conduct of business, compliance with laws, litigation, non-contravention, consents and approvals, opinions of financial advisors and environmental liabilities.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval by the shareholders of the Company (if required by applicable law): (a) by the mutual written consent of Parent, Purchaser and the Company; (b) by either Parent or the Company: (i) if (x) as a result of the failure of any of the Offer Conditions the Offer has terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (y) Purchaser has, consistent with its obligations under the Merger Agreement, failed to pay for the Shares prior to the Outside Date; provided, however, that such right to terminate the Merger Agreement will not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such Offer Condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party; or
(ii) if any governmental entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree or ruling or other action has become final and nonappealable; provided, however, that Parent or the Company, as the case may be, may not terminate the Merger Agreement if it has not complied with its obligations under the Merger Agreement with respect to any such order, decree, ruling, or other action; (c) by either Parent or Purchaser if the Company has breached in any material respect any of its material covenants or other agreements contained in the Merger Agreement which breach or failure to perform is incapable of being cured or, the Company having been given reasonable written notice of such breach by Parent, has not been cured within one business day prior to the then scheduled Expiration Time;

(d) by any of the Company, Parent or Purchaser if either Parent or Purchaser is entitled to terminate the Offer because the Unaffiliated Directors, or any committee designated thereby, has withdrawn, modified or changed (including by amendment of the Schedule 14D-9) their recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended a Takeover Proposal, or have resolved to do so; provided that the temporary suspension of the recommendation of the Company's Board of Directors referred to in the Merger Agreement will not give rise to such right of termination; (e) by the Company, if Parent or Purchaser has breached in any material respect any of its material covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or, Parent having been given reasonable written notice of such breach by the Company, has not been cured within one business day prior to the then scheduled Expiration Date; or (f) by the Company, if the Offer has not been timely commenced in accordance with the Merger Agreement.

     Effect of Termination. If the Merger Agreement is terminated, neither the Company nor Purchaser will be required to complete the Merger. Termination of the Merger Agreement will not relieve any party thereto from any liability for any breach of the Merger Agreement that occurs before the Merger Agreement is terminated.

     Fees and Expenses. Under the Merger Agreement, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees, costs or expenses, whether or not the Offer or the Merger is consummated. However, if the Merger Agreement is terminated by Parent pursuant to clause (d) in the paragraph entitled "Termination" above, the Merger Agreement provides that the Company will promptly pay Parent upon its request all reasonable out-of-pocket charges and expenses incurred by Parent or its affiliates in connection with the Merger Agreement and the transactions contemplated thereby, including without limitation reasonable and documented attorneys' and accountants' fees and disbursements and fees and expenses of Parent's financial advisor and any information agent and depositary retained in connection with the Offer and all printing and mailing fees and expenses, in an amount not to exceed $8,000,000.

     Board of Directors. The Merger Agreement provides that promptly after such time as Purchaser purchases the Shares pursuant to the Offer (but subject to the satisfaction of the Minimum Condition), Purchaser will be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the next highest whole number, of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by Purchaser equal to the aggregate voting power of the Shares held by Parent or any of its Subsidiaries; provided, however, that in the event that Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors will have (i) at least three Unaffiliated Directors who are Directors on June 8, 1999 or are designated by a majority of the Unaffiliated Directors of the Company who were directors on June 8, 1999 and
(ii) the number of Affiliated Directors required by the Standstill Agreement which will be in addition to the number of directors designated by Purchaser pursuant to the Merger Agreement; and provided, further that, in such event, if the number of Unaffiliated Directors will be reduced below three for any reason whatsoever, the remaining Unaffiliated Directors will, to the fullest extent permitted by law, designate a person to fill such vacancy who will be deemed to be an Unaffiliated Director for purposes of the Merger Agreement or, if no Unaffiliated Directors then remain, the other directors will designate three persons to fill such vacancies who will not be officers or Affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent, of any of its Subsidiaries or of any other entity in which Parent owns, directly or indirectly, any material amount of capital stock or other significant ownership interest, and such persons will be deemed to be Unaffiliated Directors for purposes of the Merger Agreement.

     Following the election or appointment of Purchaser's designees and prior to the Effective Time, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or waiver or assertion of any of the Company's rights under the Merger Agreement, and any other consent or action by the Board of Directors of the Company with respect to the Merger Agreement (other than recommending or reconfirming the recommendation that the holders of the Shares approve and adopt the Merger Agreement and the Merger, and making determinations in connection therewith, which recommendations and determinations may be made by a majority of the Board of Directors as constituted at any time after such election or appointment of Purchaser's designees pursuant to the Merger Agreement) will to the fullest extent permitted by applicable law require the concurrence of a majority of the Unaffiliated Directors and, to the fullest extent permitted by law, no other action by the Company, including any action by any other Director of the Company, will be required to approve such actions. To the fullest extent permitted by applicable law, the Company will take all actions requested by Parent that are reasonably necessary to effect the election of any such designee, including mailing to its shareholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser has provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Purchaser's designees). Parent and Purchaser will be solely responsible for any information with respect to either of them and their nominees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In connection with the foregoing, the Company will promptly, at the option of Parent, to the fullest extent permitted by law, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Company's Board of Directors as provided above.

THE SHAREHOLDER AGREEMENT

     The following is a summary of the material terms of the Shareholder Agreement. This summary is qualified in its entirety by reference to the copy of the Shareholder Agreement filed with the Commission as an Exhibit to this
Schedule 14D-9 and incorporated herein by reference. The Shareholder Agreement may be examined and copies may be obtained at the place and in the manner set forth in Section 14 of the Offer to Purchase.

     In connection with the execution of the Merger Agreement, N. Stewart Rogers (an Unaffiliated Director) and Jerrold B. Harris (an Unaffiliated Director and Company President), who beneficially own approximately 729,000 Shares, or approximately 2.5%, of the now issued and outstanding Shares (the "Option Shares"), entered into the Shareholder Agreement with Parent and Purchaser pursuant to which they have agreed to tender their Shares (or cause the record owner of such Shares validly to tender), and not to withdraw any Shares so tendered not later than the fifth business day after commencement of the Offer pursuant to of the Merger Agreement and Rule 14d-2 under the Exchange Act; provided, however, that in the event that the Unaffiliated Directors (or any committee designated thereby) withdraw, or propose publicly to withdraw, the approval or recommendation by such Unaffiliated Directors or such committee of the Offer, the Merger or Merger Agreement (or any transaction contemplated thereby), they will each have the right to withdraw any Shares that they have tendered.

     Messrs. Rogers and Harris have also granted to Parent and Purchaser, as Parent may designate, an irrevocable option (the "Option") to purchase the Option Shares owned by them and any additional Shares acquired by either of them (whether by exercise of options, or by means of a purchase, distribution, dividend or otherwise) at $37.00 per Share or such higher price as may be paid by Parent or Purchaser pursuant to the Offer. Parent or Purchaser may exercise, but are not required to exercise, the Option from time to time, in whole or in part, on or after the date of the consummation of the Offer but prior to the Effective Time if the Offer is consummated but (whether due to improper tender or withdrawal of tender) Purchaser has not accepted for payment and paid for all of the Option Shares.

     Parent and Purchasers' obligation to purchase Shares upon exercise of the Option is subject to the conditions that (i) no preliminary or permanent injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Option pursuant to the Shareholder Agreement will be in effect (and no action or proceeding will have been commenced or threatened for the purpose of obtaining such an injunction or order); (ii) any applicable waiting period under the HSR Act or similar foreign law required for the purchase of the Shares upon such exercise will have expired; and (iii) there have been no material breach of the representations, warranties or covenants of any Share Tender Party contained in the Shareholder Agreement; provided, that any failure by Parent or

Purchaser to purchase Shares upon exercise of the Option as a result of the nonsatisfaction of any of such conditions will not affect or prejudice Parent or Purchaser's right to purchase such Shares upon the subsequent satisfaction of such conditions.

     In the Shareholder Agreement, the holders of the Option Shares have made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) the absence of liens and encumbrances on and in respect of the Share Tender Parties' Shares, (iii) their authority to enter into and perform their respective obligations under the Shareholder Agreement, (iv) their ability to enter into the Shareholder Agreement without violating other agreements to which they are party, and (v) the absence of restrictions on the transfer of the Option Shares.

     The Shareholder Agreement provides for its termination upon the earlier of
(i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

AGREEMENTS WITH CERTAIN OFFICERS

     On September 15, 1995, as a condition to the Common Share and Debenture Purchase Agreement between VWR and EML, the Company entered into a five-year employment agreement with Mr. Harris. This agreement replaced a previous agreement which included change of control provisions. During the employment period, Mr. Harris' base salary and bonus is determined by the Compensation Committee at its own discretion. In addition, the Company issued and granted to Mr. Harris 42,566 of the Company's common shares as a restricted stock award. The restricted stock award vests based upon the following schedule: 45% vested on the first three anniversary dates of the agreement; 15% will vest on September 15, 1999; and the remaining 40% will vest on the fifth anniversary date of the employment agreement. If the Company were to terminate Mr. Harris without cause (as defined therein), Mr. Harris would be paid beginning on the date of termination and ending on the fifth anniversary of the date of the agreement, at an annual rate equal to the greater of (i) the sum of Mr. Harris' most-recent annual salary plus most-recent annual bonus or (ii) the average salary and bonus earned by Mr. Harris during the term of the employment agreement. In addition, effective upon any such termination, Mr. Harris would become fully vested in the restricted stock award.

     The estimated amount payable over the remaining term of the employment agreement in the event the Company were to terminate Mr. Harris' employment without cause would be approximately $825,000.

     The Company is party to a change of control agreement with one of its current executive officers, Paul J. Nowak. This agreement provides that Mr. Nowak would continue to receive compensation if his employment is terminated (voluntarily or involuntarily) for any reason other than gross misconduct, death, disability, or reaching age 65, provided such termination occurs within 24 months after certain defined events which might lead to a change in control of the Company. The term of the compensation period decreases to a minimum of 12 months during the 24 months following the change of control. The compensation would be paid at a rate equal to Mr. Nowak's then-current salary and target bonus. The compensation is subject to a minimum annual rate of not less than Mr. Nowak's average compensation for the preceding three calendar years, and is subject to reduction if the aggregate present value of all payments would exceed three times Mr. Nowak's "annualized includable compensation," as defined in
Section 280G of the Internal Revenue Code, for the Executive's most recent five taxable years. Mr. Nowak would also continue to have "employee" status for the compensation period and would be entitled to retain most employee benefits and rights during this period.

     The estimated aggregate amounts presently payable in the event the Company's obligations under the agreement were triggered (assuming Mr. Nowak receives payments for the maximum 24-month period) would be $620,000. The foregoing does not include the value of any employee benefits which might be payable to Mr. Nowak during the compensation period.

     Although the Company believes that the compensation or other benefits payable or vesting upon Mr. Nowak's termination should not constitute "golden parachute payments" under the Internal Revenue Code, the agreement does provide for indemnification against excise taxes payable by Mr. Nowak in the event of such a determination. The Company may cease payments in the event Mr. Nowak breaches certain noncompetition or confidentiality covenants. The Company also has the right to terminate the agreement upon a one-year notice, except as to rights accruing as a result of an event which has triggered the change of control provisions of the agreement.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws require the Company to indemnify any person who was or is a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) any threatened, pending or completed action, suit or proceeding, whether civil, derivative, criminal, administrative, or investigative (a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or, being or having been such a director or officer, he or she or a person of whom he or she is a legal representative, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity as a director, officer, partner, trustee, employee, or agent or in any other capacity while serving as a director, officer, partner, trustee, employee, or agent to the fullest extent not prohibited by the PBCL, public policy, or other applicable law (including binding regulations and orders of, and undertakings or other commitments with, any governmental entity or agency) as the same exists or is amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted by the Company to provide prior to such amendment), against all expense, liability, and loss (including attorney's fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, partner, trustee, employee, or agent, and shall inure to the benefit of his or her heirs, executors, and administrators. The Company currently maintains insurance for its directors and officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel, or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor.

     The Company's Articles of Incorporation provide that to the fullest extent permitted by the PBCL, Directors will not be personally liable, as such, for monetary damages for any action taken or for any failure to take any action. The PBCL authorizes such a provision in the Articles of Incorporation provided that such Director has not breached or failed to perform his duties, which breach constitutes self-dealing, willful misconduct or recklessness, and that such provision will not apply to the responsibility or liability of a Director pursuant to a criminal statute or personal liability for payment of taxes.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION BY THE BOARD OF DIRECTORS

     The Unaffiliated Directors of the Company acting as a quorum of the full Board, have unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the shareholders of the Company, and unanimously recommend that the shareholders of the Company accept the Offer and tender their Shares.

     In making the Board recommendation and approving the Merger Agreement and the transactions contemplated thereby, the Unaffiliated Directors considered a number of factors, including, but not limited to, the following:

          (a) the financial and other terms and conditions of the Merger Agreement, including the proposed structure of the Offer and the Merger involving a cash tender offer of $37.00 per Share for all outstanding Shares to be followed by a merger for the same consideration;

          (b) costs, risks and uncertainties associated with expansion of the Company's distribution business to meet the needs of its global customers;

          (c) the fact that the value of $37.00 per Share cash price to be received by the Company's shareholders in both the Offer and the Merger represented a substantial premium over the market prices of the Shares over various periods;

          (d) the fact that neither the Offer nor the Merger is subject to any financing condition, and that Parent has represented that it has available to it from or through Merck KGaA or its affiliates sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby;

          (e) the separate opinions, each dated June 8, 1999, to the Company's Board and Special Committee, of BT Alex. Brown Incorporated ("BT Alex. Brown") (now merged with Deutsche Bank Securities Inc., and known as Deutsche Banc Alex. Brown) and Warburg Dillon Read LLC ("Warburg Dillon Read") to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the $37.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Merck KGaA and its affiliates) was fair, from a financial point of view, to such holders. The full text of the written opinions of BT Alex. Brown and Warburg Dillon Read dated June 8, 1999, which set forth the assumptions made, matters considered and limitations on the review undertaken, are attached as Annex A and Annex B, respectively, to this document and are incorporated herein by reference. The opinions of BT Alex. Brown and Warburg Dillon Read are directed to the Company's Board and Special Committee, address only the fairness of the $37.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Merck KGaA and its affiliates) from a financial point of view, and do not constitute a recommendation to any shareholder as to whether or not such shareholder should tender Shares in the Offer or as to how such shareholder should vote with respect to the proposed Merger. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINIONS CAREFULLY IN THEIR ENTIRETY; and

          (f) the fact that, prior to consummation of the Offer, the Unaffiliated Directors may withdraw their recommendation of the Offer if the Company receives a superior unsolicited proposal to be acquired by a third-party and the opinion of Drinker Biddle & Reath LLP that failure to consider such proposal would result in a breach of the fiduciary duties of the Board of Directors under applicable law. Upon the withdrawal of the Unaffiliated Directors' recommendation of the Offer, Purchaser or Parent must terminate the Offer. Under such circumstances, the Company would be required to reimburse the Parent for its reasonable documented out-of-pocket expenses in an amount up to $8 million.

     The Board of Directors' approval and recommendation was based on the totality of the information considered by it. The Board of Directors did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

BACKGROUND

     On September 18, 1998, the Company's Board of Directors designated a group consisting of both Affiliated Directors and Unaffiliated Directors (the "Working Group") to study various means by which the Company could expand its business and better serve its major global customers. The Company's designees on the Working Group were Jerrold B. Harris, Donald P. Nielsen and N. Stewart Rogers; the Merck KGaA and Parent's designees were Wolfgang Honn, Dr. Harald J. Schroder and Walter W. Zywottek.

     At a meeting of the Working Group held on February 17, 1999, the Parent's designees on the Working Group advised the Company's designees that Merck KGaA and Parent were considering the possibility of formulating a plan or proposal that could result in the acquisition of the Shares that were not already owned by affiliates of Merck KGaA (the "Merck KGaA Shares"). The Company's designees inquired as to whether Merck KGaA was also considering the possibility of formulating a plan or proposal for the sale to the Company of the Merck KGaA Shares. The Special Committee was advised by the Affiliated Director members of the Working Group that no active consideration was being given to that possibility.

     At a meeting of the Company's Board of Directors held on February 18, 1999, the Working Group informed the Company's Board of Directors of the substance of the discussions among the members of the

Working Group that had taken place the previous day. At that meeting, the Company's Board of Directors appointed the Company's designees on the Working Group to serve as a special committee of the Board of Directors of the Company (the "Special Committee") to conduct any discussions that might occur regarding the matters discussed within the Working Group on February 17, 1999 and to receive and evaluate any plan or proposal that Merck KGaA and Parent might formulate and present to the Company. In March, 1999 the Company retained BT Alex. Brown and Warburg Dillon Read as financial advisors to the Company to render advice and assistance to the Special Committee in the event that any such plan or proposal were to be formulated by Merck KGaA and Parent and presented to the Special Committee. The Company's Board of Directors also authorized Mr. Harris to participate in preliminary due diligence discussions with Lehman Brothers Inc., which Merck KGaA and Parent had retained as their financial advisor ("Lehman Brothers") to assist them in connection with the possible formulation of a plan or proposal for the acquisition of the Shares that are not Merck KGaA Shares.

     On March 29, 1999, the Affiliated Director members of the Working Group and Merck KGaA's and Parent's legal and financial advisors met with the members of the Special Committee and their legal and financial advisors to discuss preliminarily the results of Merck KGaA's and Parent's deliberations. At that meeting, the members of the Special Committee again inquired as to whether Merck KGaA was also considering the possibility of formulating a plan or proposal for the sale to the Company of the Merck KGaA Shares. The Special Committee was again advised by the Affiliated Director members of the Working Group that no active consideration was being given to that possibility.

     A general discussion was held on April 16, 1999, in Germany, among Mr. Harris, the Affiliated Director members of the Working Group and other representatives of Merck KGaA and its affiliates. Thereafter, several telephone conferences were held among the legal and financial advisors of the Special Committee, Merck KGaA and Parent.

     Another discussion was held between the Affiliated and Unaffiliated Directors at the Board meeting held April 29, 1999 in conjunction with the Company's Annual Meeting of Shareholders.

     A telephone conference between members of the Special Committee and the Affiliated Director members of the Working Group was held on May 25, 1999 and a meeting was conducted by those parties on June 1, 1999, again for the purpose of continuing the exploratory work and preliminary considerations of Merck KGaA and its Affiliates, including further tentative discussions concerning price and form of consideration.

     On June 8, 1999, representatives of Parent, after completing additional due diligence work, formulated a proposal in which the Merger and Offer were contemplated, and thereafter on that date presented such proposal to a representative of the Special Committee during a telephone conference.

     At a special meeting of the Company's Board of Directors and Special Committee held on June 8, 1999, at which only the Unaffiliated Directors (constituting a quorum) were present, the proposal was considered at length. At that meeting, the Company's legal counsel reviewed, and the Board discussed at length, the terms of the Offer and of the Merger Agreement, including the Company's ability to respond to unsolicited third-party proposals and to terminate the Merger Agreement under certain circumstances consistent with the fiduciary responsibilities of the Board of Directors, and the situations under which the Company could be required to reimburse the Parent for its reasonable documented out-of-pocket expenses up to $8 million. BT Alex. Brown and Warburg Dillon Read then reviewed their respective financial analyses and rendered separate opinions to the Company's Board of Directors and Special Committee as to the fairness, from a financial point of view, to the holders of Shares (other than Merck KGaA and its affiliates) of the $37.00 per Share cash consideration to be received in the Offer and the Merger by such holders. Following further in-depth discussion of the Offer, the Merger, the Merger Agreement and the Shareholders Agreement, the Unaffiliated Directors, constituting a quorum of the Board, unanimously found the Offer and the Merger to be fair to, and in the best interests of, the Company and its shareholders, and recommended that the shareholders accept the Offer and approve the Merger Agreement if required. The Merger Agreement and the Shareholder Agreement were both unanimously approved.

     The Merger Agreement and the Shareholder Agreement were both executed after the close of trading on the Nasdaq Stock Exchange on June 8, 1999, and the Company issued a press release announcing the actions taken.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained BT Alex. Brown and Warburg Dillon Read to act as its financial advisors in connection with the Offer and the Merger. Pursuant to the terms of their engagement, the Company has agreed to pay BT Alex. Brown and Warburg Dillon Read for their services an aggregate financial advisory fee of $9,150,000, such fee to be divided equally between BT Alex. Brown and Warburg Dillon Read. A portion of such fee was payable upon the delivery by BT Alex. Brown and Warburg Dillon Read of their respective opinions, with the balance payable upon completion of the Merger. The Company also has agreed to reimburse BT Alex. Brown and Warburg Dillon Read for travel and other out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify BT Alex. Brown, Warburg Dillon Read and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of their engagement. In the past, BT Alex. Brown and its affiliates have provided financial services to the Company and Merck KGaA, and Warburg Dillon Read and its predecessors have provided investment banking services to Merck KGaA, unrelated to the Offer and the Merger, for which services BT Alex. Brown and Warburg Dillon Read have received compensation. In addition, affiliates of BT Alex. Brown and Warburg Dillon Read, including BT Alex. Brown's parent entity, Deutsche Bank, and Warburg Dillon Read's parent entity, UBS AG, currently have, or may have in the future, banking or financing relationships with the Company and/or Merck KGaA. In the ordinary course of business, BT Alex. Brown, Warburg Dillon Read and their respective successors and affiliates may actively trade or hold the securities of the Company and Merck KGaA for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Transactions in Securities. During the past 60 days, no transactions in Shares have been effected by the Company, or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries except for routine purchases pursuant to Company employee benefit plans and except for execution of the Shareholder Agreement.

     (b) Intent to Tender. To the best of the Company's knowledge, all executive officers and directors of the Company presently intend to tender, pursuant to the Offer, all Shares beneficially owned by them, except for those Shares, if any, held by such persons which, if tendered could cause such persons to incur liability under provisions of Section 16(b) of the Exchange Act.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Negotiations. Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof;
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Transactions and other Matters. Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The information contained in all of the Exhibits referred to in Item a below is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER                               EXHIBIT
-------                              -------
(a)(1)     Press Release, dated June 8, 1999, issued by the Company
           (incorporated herein by reference to Exhibit 99.1 to the
           Company's Current Report on Form 8-K dated June 10, 1999)
(a)(2)     Opinion of BT Alex. Brown Incorporated dated June 8, 1999
           (included as Annex A to this Schedule 14D-9)*
(a)(3)     Opinion of Warburg Dillon Read LLC dated June 8, 1999
           (included as Annex B to this Schedule 14D-9)*
(b)        None
(c)(1)     Agreement and Plan of Merger, dated June 8, 1999, among EM
           Laboratories, Incorporated, EM Subsidiary, Inc. and VWR
           Scientific Products Corporation (incorporated herein by
           reference to Exhibit 2.1 to the Company's Current Report on
           Form 8-K dated June 10, 1999)
(c)(2)     Shareholder Agreement, dated June 8, 1999 among EM
           Laboratories, Incorporated, EM Subsidiary, Inc. and the
           Shareholders of the Company listed therein (incorporated
           herein by reference to Exhibit 4.1 to the Company's Current
           Report on Form 8-K dated June 10, 1999)
(c)(3)     Common Share and Warrant Purchase Agreement dated February
           27, 1995 between VWR Corporation and EM Industries,
           Incorporated (incorporated by reference to Exhibit 10 of the
           Company's Current Report on Form 8-K dated April 19, 1995)
(c)(4)     Standstill Agreement between VWR Corporation and EM
           Industries, Incorporated dated February 27, 1995
           (incorporated by reference to Exhibit 4(a) of the Company's
           Current Report on Form 8-K dated April 13, 1995)
(c)(5)     Common Share and Debenture Purchase Agreement dated as of
           May 24, 1995 between VWR Corporation and EM Industries,
           Incorporated (incorporated by reference to Exhibit 2 of the
           Company's definitive proxy statement filed with the
           Securities and Exchange Commission on August 11, 1995)
(c)(6)     Amendment Number One to the Standstill Agreement dated
           September 15, 1995 by and among VWR Corporation, EM
           Industries, Incorporated, and EM Laboratories, Incorporated
           (incorporated by reference to Exhibit 4(b) of the Company's
           Current Report on Form 8-K dated September 15, 1995)
(c)(7)     Subordinated Debenture dated as of September 15, 1995 in the principal amount of $135,000 payable to the order of EM
           Laboratories, Incorporated (incorporated by reference to
           Exhibit 4(c) of the Company's Current Report on Form 8-K
           dated September 15, 1995)
(c)(8)     Employment Agreement between Jerrold B. Harris and VWR
           Corporation dated as of September 15, 1995 (incorporated by reference to Exhibit 10(e) of the Company's Current Report on Form 8-K dated September 15, 1995)
(c)(9)     Change of Control Agreement between VWR Corporation and Paul
           J. Nowak (incorporated by reference to Exhibit 10 of the
           Company's Current Report on Form 8-K dated December 31,
           1992)
(c)(10)    Form of letter to stockholders of the Company dated June 14,
           1999 (included in copies mailed to stockholders of the
           Company)*

---------------
* Included in documents mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 1999                             By:
                                                  /s/ DAVID M. BRONSON
                                            ------------------------------------
                                            David M. Bronson
                                            Senior Vice President Finance

                                                                         ANNEX A

                  [Letterhead of BT Alex. Brown Incorporated]

                                          June 8, 1999

The Board of Directors and
  Special Committee of the Board of Directors
VWR Scientific Products Corporation
1310 Goshen Parkway
Westchester, Pennsylvania 19380

Members of the Board and Special Committee:

     BT Alex. Brown Incorporated ("BT Alex. Brown") has acted as financial advisor to VWR Scientific Products Corporation ("VWR") in connection with the proposed transaction involving VWR and Merck KGaA ("Merck") pursuant to the Agreement and Plan of Merger, dated June 8, 1999 (the "Merger Agreement"), among EM Laboratories, Incorporated, an indirect subsidiary of Merck ("EM"), EM Subsidiary, Inc., a wholly owned subsidiary of EM ("Sub"), and VWR, which provides, among other things, for (i) the commencement by Sub of a tender offer to purchase all outstanding shares of the common stock, par value $1.00 per share, of VWR (the "VWR Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $37.00 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Tender Offer, the merger of Sub with and into VWR (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of VWR Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

     You have requested BT Alex. Brown's opinion as to the fairness, from a financial point of view, of the Cash Consideration to the holders of VWR Common Stock (other than Merck and its affiliates).

     In connection with BT Alex. Brown's role as financial advisor to VWR, and in arriving at its opinion, BT Alex. Brown has reviewed certain publicly available financial and other information concerning VWR and certain internal analyses and other information furnished to or discussed with it by VWR and its advisors. BT Alex. Brown has also held discussions with members of the senior management of VWR regarding the business and prospects of VWR. In addition, BT Alex. Brown has (i) reviewed the reported prices and trading activity for VWR Common Stock, (ii) compared certain financial and stock market information for VWR with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     BT Alex. Brown has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning VWR, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Alex. Brown has assumed and relied upon the accuracy and completeness of all such information and BT Alex. Brown has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of VWR. With respect to the financial forecasts and projections made available to BT Alex. Brown and used in its analyses, BT Alex. Brown has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of VWR as to the matters covered thereby. In rendering its opinion, BT Alex. Brown expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. BT Alex. Brown's opinion is

The Board of Directors and
  Special Committee of the Board of Directors
VWR Scientific Products Corporation
June 8, 1999
Page 2

necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, BT Alex. Brown has assumed that, in all respects material to its analysis, the representations and warranties of VWR, EM and Sub contained in the Merger Agreement are true and correct, VWR, EM and Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of VWR, EM and Sub to consummate the Transaction will be satisfied without any waiver thereof. BT Alex. Brown has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either VWR, EM or Sub is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on VWR or materially reduce the contemplated benefits of the Transaction to VWR. In connection with its engagement, BT Alex. Brown was not requested to, and did not, solicit third party indications of interest with respect to the acquisition of all or a part of VWR.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors and Special Committee of the Board of Directors of VWR and is not a recommendation to any stockholder as to whether or not such stockholder should tender shares of VWR Common Stock in the Tender Offer or how such stockholder should vote with respect to matters relating to the proposed Merger. This opinion is limited to the fairness, from a financial point of view, of the Cash Consideration to the holders of VWR Common Stock (other than Merck and its affiliates), and BT Alex. Brown expresses no opinion as to the merits of the underlying decision by VWR to engage in the Transaction.

     BT Alex. Brown, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to VWR in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. BT Alex. Brown and its affiliates have in the past provided financial services to VWR and Merck unrelated to the proposed Transaction, for which services BT Alex. Brown and its affiliates have received compensation. BT Alex. Brown maintains a market in VWR Common Stock and regularly publishes research reports regarding the businesses and securities of VWR, Merck and other publicly traded companies in the distribution industry. In the ordinary course of business, BT Alex. Brown and its affiliates may actively trade or hold the securities and other instruments and obligations of VWR and Merck for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, instruments or obligations.

     Based upon and subject to the foregoing, it is BT Alex. Brown's opinion that, as of the date of this letter, the Cash Consideration to be received in the Transaction by holders of VWR Common Stock (other than Merck and its affiliates) is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                            /s/ BT ALEX. BROWN INCORPORATED

                                          --------------------------------------
                                          BT Alex. Brown Incorporated

                                                                         ANNEX B

                    [Letterhead of Warburg Dillon Read LLC]

                                          June 8, 1999

The Board of Directors and
  Special Committee of the Board of Directors
VWR Scientific Products Corporation
1310 Goshen Parkway
Westchester, Pennsylvania 19380

Dear Members of the Board and Special Committee:

     We understand that VWR Scientific Products Corporation ("VWR") is considering a transaction whereby (i) EM Laboratories, Incorporated ("EM"), an indirect subsidiary of Merck KGaA ("Merck"), will cause EM Subsidiary, Inc., a wholly owned subsidiary of EM ("Sub"), to commence a tender offer to purchase all outstanding shares of the common stock, par value $1.00 per share, of VWR ("VWR Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $37.00 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Tender Offer, Sub will be merged with and into VWR (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of VWR Common Stock not previously tendered will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement and Plan of Merger, dated June 8, 1999, among EM, Sub and VWR (the "Merger Agreement").

     You have requested our opinion as to the fairness, from a financial point of view, of the Cash Consideration to be received in the Transaction by holders of VWR Common Stock (other than Merck and its affiliates).

     Warburg Dillon Read LLC ("WDR") has acted as financial advisor to the Board of Directors and the Special Committee in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. In the past, WDR and its predecessors have provided investment banking services to Merck unrelated to the proposed Transaction and received customary compensation for the rendering of such services. In addition, WDR's affiliates or parent entity, UBS AG, currently have, or may have in the future, a banking or financing relationship with VWR and/or Merck. In the ordinary course of business, WDR, its successors and affiliates may trade securities of VWR and Merck for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion does not address VWR's underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of VWR as to whether or not such stockholder should tender shares of VWR Common Stock in the Tender Offer or how such stockholder should vote with respect to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement and the obligations thereunder, or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that each of VWR, EM and Sub will comply with all material terms of the Merger Agreement, as applicable, and that the Transaction will be validly consummated in accordance with its terms. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest with respect to the acquisition of all or a part of VWR.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to VWR; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of VWR, including estimates and financial forecasts

The Board of Directors and
  Special Committee of the Board of Directors
VWR Scientific Products Corporation
June 8, 1999
Page 2

prepared by the management of VWR, that were provided to us by VWR and not publicly available; (iii) conducted discussions with members of the senior management of VWR; (iv) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of VWR and Chemdex Corporation, a company in which VWR has an equity interest; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant; (vi) reviewed the Merger Agreement; and (vii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of VWR, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of VWR as to the future performance of VWR. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us, as of the date of this letter.

     Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Cash Consideration to be received in the Transaction by the holders of VWR Common Stock (other than Merck and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

WARBURG DILLON READ LLC

                                       B-2